04048400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

AGL Resources Inc. — 0001004155

Exact Name of registrant as specified in charter — Registrant CIK Number

Form U-1/A (Pre-effective Amendment No. 1) — File No. 70-10243

Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURES

Filings Made by the Registrants:

Each of the Registrants has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia (for AGL Resources Inc., AGL Services Company and Atlanta Gas Light Company), the City of Atlanta, Georgia (for Chattanooga Gas Company and Virginia Natural Gas Inc.) and the City of Bedminster, State of New Jersey (for NUI Corporation and its subsidiaries) on this October 28, 2004.

AGL Resources Inc.
AGL Services Company
Atlanta Gas Light Company

By: [signature]
Richard T. O'Brien
Executive Vice President and Chief Financial Officer

PROCESSED
OCT 29 2004
THOMSON
FINANCIAL

Chattanooga Gas Company
Virginia Natural Gas, Inc.

By: [signature]
Kevin P. Madden
Chairman and Chief Executive Officer

NUI Corporation

By: ____________________
Steven D. Overly
Vice President, Chief Financial Officer, General Counsel, Treasurer and Secretary

NUI Utilities, Inc.

By: ____________________
M. Patricia Keefe
Vice President, Regulatory Affairs
General Counsel and Secretary

Virginia Gas Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Distribution Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Pipeline Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Storage Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Chattanooga Gas Company
Virginia Natural Gas, Inc.

By: ____________________
Kevin P. Madden
Chairman and Chief Executive Officer

NUI Corporation

By: ____________________
Steven D. Overly
Vice President, Chief Financial Officer, General Counsel, Treasurer and Secretary

NUI Utilities, Inc.

By: ____________________
M. Patricia Keefe
Vice President, Regulatory Affairs
General Counsel and Secretary

Virginia Gas Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Distribution Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Pipeline Company

By: ____________________
Steven D. Overly
Vice President and Secretary

Virginia Gas Storage Company

By: ____________________
Steven D. Overly
Vice President and Secretary

NUI Capital Corp.

By:
Steven D. Overly
Vice President and Secretary

Utility Business Services, Inc.

By:
Steven D. Overly
Vice President, Treasurer and Secretary

NUI Service, Inc.

By:
Steven D. Overly
Vice President and Secretary

NUI Energy Inc.

By:
Steven D. Overly
Vice President

NUI Energy Brokers Inc.

By:
Steven D. Overly
Vice President, Treasurer and Secretary

NUI Energy Solutions, Inc.

By:
Steven D. Overly
Vice President

OAS Group, Inc.

By:
Steven D. Overly
Vice President and Secretary

NUI Sales Management, Inc.

By: ______________________
Steven D. Overly
President, Treasurer and Secretary

TIC Enterprises, LLC

By: ______________________
Steven D. Overly
President and Treasurer

NUI Saltville Storage, Inc.

By: ______________________
Steven D. Overly
Vice President and Secretary

NUI Storage, Inc.

By: ______________________
Steven D. Overly
Vice President and Secretary

NUI Richton Storage, Inc.

By: ______________________
Steven D. Overly
Vice President and Secretary

Richton Gas Storage Company, LLC

By: ______________________
Steven D. Overly
Vice President and Secretary

NUI Caritrade International LLC

By: ______________________
Steven D. Overly
Vice President and Secretary

NUI Hungary, Inc.

By: ____________________
Steven D. Overly
Vice President and Secretary

NUI International, Inc.

By: ____________________
Steven D. Overly
Managing Director, President, Treasurer and Secretary

Building A Preeminent East Coast LDC Operator

State	Customers (000s)
GA	1,527
NJ	260
VA	252
FL	101
TN	54
MD	5



Elizabethtown Gas
Columbia Pipeline
Elkton Gas
Saltville, VA Storage
Virginia Natural Gas
Early Grove, VA Storage
Virginia Gas
East Tennessee Pipeline
Chattanooga Gas
Sonat Pipeline
Atlanta Gas Light
City Gas
Sequent
Transco Pipeline

AGL Resources

Exhibit D-1

Exhibit K-1

AGL Resources Inc. – Corporate Organizational Chart
(operating companies only; post-closing)


AGL Resources Inc.
AGL Capital Corporation (NV)
Georgia Natural Gas Company
SouthStar Energy Services LLC (70% Member)
AGL Investments, Inc.
AGL Networks, LLC
Sequent, Companies
Chattanooga Gas Company (TN)
Atlanta Gas Light Company (GA)
Virginia Natural Gas, inc. (VA)
NUI Corporation
NUI Utilities
NUI Capital Corp
NUI EB
Virginia Gas Company
Virginia Gas Pipeline
Virginia Gas Storage
Virginia Gas Distribution
NUI Saltville
Saltville LLC (50% Member)
AGL Service